UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72337 / June 6, 2014

The Securities and Exchange Commission ("Commission") announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934 (the "Exchange Act"), of trading in the securities of Alternative Energy, Inc. ("AEGY"), of Boca Raton, Florida, and SK3 Group, Inc. ("SKTO") of Los Angeles, California, commencing at 9:30 a.m. EDT on June 6, 2014, and terminating at 11:59 p.m. EDT on June 19, 2014.

The Commission temporarily suspended trading in the securities of AEGY and SKTO because of a lack of current and accurate information about the companies. There are questions regarding the accuracy and adequacy of publicly available information about the business activities, the control of the companies, and trading in the securities of both companies.

The Commission cautions brokers, dealers, shareholders, and prospective purchasers that they should carefully consider the foregoing information along with all other currently available information and any information subsequently issued by these companies.

Further, brokers and dealers should be alert to the fact that, pursuant to Rule 15c2-11 under the Exchange Act, at the termination of the trading suspension, no quotation may be entered unless and until they have strictly complied with all of the provisions of the rule. If any broker or dealer has any questions as to whether or not he has complied with the rule, he should not enter any quotation but immediately contact the staff in the Division of Trading and Markets, Office of Interpretation and Guidance, at (202) 551-5777. If any broker or dealer is uncertain as to what is required by Rule 15c2-11, he should refrain from entering quotations relating to AEGY's or SKTO's securities until such time as he has familiarized himself with the rule and is certain that all of its provisions have been met. If any broker or dealer enters any quotation which is in violation of the rule, the Commission will consider the need for prompt enforcement action.

If any broker, dealer or other person has any information which may relate to this matter, please contact:

Sharon B. Binger
Regional Director, Philadelphia Regional Office
(215) 597-3107

Scott A. Thompson
Assistant Regional Director, Philadelphia Regional Office
(215) 597-2553